

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 27, 2009

By U.S. mail and facsimile to (212) 859-7354

Mr. Wenbing Chris Wang, Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

> **RE:** **Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2008 filed March 16, 2009**
>
> **File No. 1-33669**

Dear Mr. Wang:

We have reviewed your response letter dated July 14, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies, page 52

1. We have read your response to comment 2 in our letter dated July 2, 2009. Please provide us your analysis for why the U.S. operations is not a separate segment since it constituted over 10% of consolidated revenues in 2008 and 2009. In this regard, please provide December 31, 2008 and March 31, 2009 revenue and profit data for the U.S. and for the UK so we can further assess this issue.

Note 5 – Plant and equipment, page F-18

2. We have read your response to comment 5. Please tell us and disclose in future filings why the CIP balance declined so significantly between December 31, 2008 and March 31, 2009, as well as the estimated costs to complete the manufacturing machinery and equipment (Project No. 1 in your letter dated June 18, 2009) and Tower B (Project No. 2).

3. Regarding the machinery/equipment, please tell us and disclose in future filings: i) the percentage by which this $14.5 million machinery/equipment project will increase the volume of product that you can manufacture; ii) the location of this machinery/equipment; iii) the estimated completion date; and iv) the estimated additional annual costs to operate and maintain the new machinery/equipment so that readers can assess the impact on fixed costs.

4. Regarding Project No. 2, you have told us that the building in CIP consists of two towers, Tower A and Tower B, of which Tower A is currently utilized as administration offices for your Dalian facility and Tower B will be your corporate office building. It is not clear what the difference is between these two purposes. Please advise. Also, please tell us and disclose in future filings: i) when Tower B first began construction and whether it will be a mixed use hotel/office space building, as it is not clear from your disclosure; ii) if it is mixed use, clarify the ownership interests for each party; iii) whether Tower B will be used wholly by registrant or leased to others; iv) whether you expect material lease cancellation and/or moving expenses and/or impairment charges if you are moving out of existing space to the new space in Tower B; v) the total square footage in Tower B; vi) current applicable commercial leasing rates per square foot if you are planning on leasing parts of Tower B to others; and vii) a description of the local commercial leasing market if you are planning on leasing parts of Tower B to others.

5. Lastly, the amounts spent on repairs and maintenance should be disclosed in the liquidity section of MD&A since this is a capital intensive business and the annual amounts reported to us in the June 18, 2009 letter (e.g., $820,000 in 2008) appear low relative to the $119.8 million fixed asset balance at December 31, 2008. Note that Section 501.13.d of the FRC specifically addresses the requirement to disclose material uncertainties over future repairs/maintenance costs. Also as previously requested, please explain your statement made in your June 18, 2009letter that over the past few years, the Company has increased the value related to the construction under CIP and has also transferred the construction in progress to fixed assets when management determined that the building was ready to use. In this regard, we would expect you to address this statement as it relates individually to each tower.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or, in her absence, Craig Slivka at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief